UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2022

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EXPLANATORY NOTE

Further to the current report on Form 6-K (the “8/22 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on August 22, 2022 in connection with the proposed merger (the “Merger”) of a wholly-owned subsidiary of Fuwei Films (Holdings) Co., Ltd. (the “Company”) and BaiJiaYun Limited (“BJY”), which Form 6-K included the audited consolidated financial statements of BJY as of and for the years ended June 30, 2021 and June 30, 2020, the Company is furnishing: (i) in Exhibit 99.1 to this Form 6-K the unaudited consolidated financial statements of BJY for the six months ended December 31, 2021 (the “BJY H2 2021 Financials”); and (ii) in Exhibit 99.2 to this Form 6-K certain unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2021 of the combined company resulting from the Merger. Based on such unaudited pro forma financial information, the shareholders’ equity of the combined company as of December 31, 2021 was approximately US$113 million and the net revenues and net income of the combined company for the year ended December 31, 2021 were approximately US$121 million and US$8.2 million, respectively. For details, please refer to Exhibit 99.2 attached hereto.

The Company is also filing this Form 6-K to correct certain statements regarding BJY’s expected profit before tax and net profit for the six months ended December 31, 2021 and its expected total operating costs for the seven months ended July 31, 2022, each contained in the section entitled “FINANCIAL INFORMATION — Selected Financial Data of BJY” of the proxy statement (the “Proxy Statement”) filed as Exhibit 99.2 to the 8/22 6-K.

FINANCIAL INFORMATION – Correction

September 13, 2022

The section entitled “FINANCIAL INFORMATION — Selected Financial Data of BJY” of the Proxy Statement contained the following statements:

•	“For the six months ended December 31, 2021, BJY’s profit before tax is expected to increase compared with the six months ended December 31, 2020.”

•	“For the six months ended December 31, 2021, BJY’s net profit is expected to increase compared with the six months ended December 31, 2020.”

As reflected in the BJY H2 2021 Financials, the above statements are incorrect, and both BJY’s profit before tax and its net profit for the six months ended December 31, 2021 (“H2 2021”) decreased (instead of increased) compared with the six months ended December 31, 2020. The reason is, when BJY made the above statements, BJY did not take into account the impact of certain share-based compensation granted during H2 2021. Excluding the impact of such share-based compensation, BJY’s profit before tax and net profit for H2 2021 both increased compared with the six months ended December 31, 2020.

The section entitled “FINANCIAL INFORMATION — Selected Financial Data of BJY” of the Proxy Statement also contained the following statement:

•	“For the seven months ended July 31, 2022, BJY’s total operating costs is expected to decrease compared with the seven months ended July 31, 2021.”

After further review of its expected financial results for the seven months ended July 31, 2022, BJY believes the above statement also needs to be revised, and BJY’s total operating costs for the seven months ended July 31, 2022 are expected to increase (instead of decrease) compared with the seven months ended July 31, 2021. The reasons were (i) BJY’s revenues increased during this period and BJY needed to accordingly increase its operating costs to support the increased revenue, and (ii) when BJY made this statement, BJY did not take into account the impact of certain share-based compensation granted during this period.

The corrected and restated “FINANCIAL INFORMATION — Selected Financial Data of BJY” section of the Proxy Statement is set out below in its entirety.

Selected Financial Data of BJY

BJY has, through Beijing WFOE, entered into a series of agreements with BaiJiaYun Group Co., Ltd. (the “VIE”), and its shareholders. As a result of these contractual arrangements, BJY exerts effective control over, and is considered the primary beneficiary of the VIE and consolidates its operating results in the financial statements of BJY under U.S. GAAP. The following sets forth selected audited consolidated financial data of BJY for the year ended June 30, 2021. Substantially all of BJY’s business and operations are conducted in China through the VIE and, for the year ended June 30, 2021, substantially all of the revenues, profits and operating expenses of BJY were contributed by VIE and its subsidiaries. The VIE also holds BJY’s key operating licenses, provides services to its customers, and enters into contracts with its suppliers.

The results described below are provided for the purpose of supplying investors with information available at the time of this proxy statement and under the time constraints. Please refer to "Risk Factors" included elsewhere in this proxy statement for information regarding trends and other factors that may affect BJY’s results of operations.

With respect to BJY’s financial performance for the six months ended December 31, 2021 and for the seven months ended July 31, 2022, BJY prepared information regarding financial trends based on its management accounts in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and such financial data (a) is preliminary in nature, (b) is not a comprehensive statement of BJY’s financial results for the relevant periods, and (c) has not been audited, reviewed or compiled and no procedure has been performed with respect thereto, and may be subject to further adjustments. Please also refer to the “Risk Factors” section for various risks that may impact BJY’s financial performance and results of operations for such periods and subsequent periods, including without limitation “Risk Factors— Risks Related to the Business and Industry of BJY—BJY may not successfully manage its growth as expected. BJY’s gross profit and net profit may not grow at same rate as its gross revenue, continued investment and expansion into low-margin business, significant investments in sales and marketing efforts and in research and development may negatively impact BJY’s gross profit margin, net profit margin and growth rate in the future.” beginning on page 22.

•	Gross revenue. BJY’s gross revenue for the year ended June 30, 2021 was approximately US$41.4 million, increased substantially from gross revenue of approximately US$23.4 million for the year ended June 30, 2020. The increase was mainly due to the substantial growth in number of customers and expansion of BJY’s product matrix. For the six months ended December 31, 2021, BJY’s gross revenue is expected to increase compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s gross revenue is expected to increase compared with the seven months ended July 31, 2021.

•	Gross profit. BJY had gross profit of approximately US$18.5 million for the year ended June 30, 2021, increased substantially from gross profit of approximately US$13.3 million for the year ended June 30, 2020. The increase was mainly due to the increase in BJY’s total revenue. For the six months ended December 31, 2021, BJY’s gross profit is expected to increase compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s gross profit is expected to decrease compared with the seven months ended July 31, 2021.

•	Profit before tax. BJY recorded a profit before tax of approximately US$4.0 million for the year ended June 30, 2021, increased from profit before tax of approximately US$3.8 million for the year ended June 30, 2020. The increase was mainly due to the increase in revenue which was partially offset by an increase in operating expenses. For the six months ended December 31, 2021, BJY’s profit before tax is expected to decrease compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s profit before tax is expected to decrease compared with the seven months ended July 31, 2021.

•	Net profit for the year. BJY recorded net profit of US$3.6 million for the year ended June 30, 2021, decreased slightly from net profit of approximately US$3.7 million for the year ended June 30, 2020. The decrease was mainly due to the increase in research and development expenses. For the six months ended December 31, 2021, BJY’s net profit is expected to decrease compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s net profit is expected to decrease compared with the seven months ended July 31, 2021.

•	Total operating costs. BJY’s total operating costs for the year ended June 30, 2021 was approximately US$16.1 million, increased from total operating costs of approximately US$10.7 million for the year ended June 30, 2020. The increase was mainly due to the increase in sales and marketing expenses and research and development expenses. For the seven months ended July 31, 2022, BJY’s total operating costs is expected to increase compared with the seven months ended July 31, 2021.

•	Cash and cash equivalents. As of June 30, 2021, BJY had US$48.3 million in cash and cash equivalents.

•	Recent Financings

BJY has completed several rounds of equity financing and has issued several series of BJY Preferred Shares (including warrants to subscribe for BJY Preferred Shares) in 2019, 2020 and 2022.

As of the date of this proxy statement, the following BJY Preferred Shares (including warrants to subscribe for BJY Preferred Shares) were issued and outstanding: (i) 15,393,509 BJY Series A and Series A+ Preferred Shares and warrants to subscribe for 7,019,647 BJY Series A and Series A+ Preferred Shares; (ii) 5,083,431 BJY Series B Preferred Shares and warrants to subscribe for 5,963,838 BJY Series B Preferred Shares; (iii) warrants to subscribe for 5,424,746 BJY Series B+ Preferred Shares; and (iv) 2,419,909 BJY Series C Preferred Shares.

•	Variable Interest Entity Financial Information. BJY conducts substantially all of its business and operations through the VIE in China and, for the year ended June 30, 2021, substantially all of the gross revenue, gross profit and total operating expenses of BJY were contributed by the VIE and its subsidiaries.

BJY is in the process of discussing with certain potential investors regarding a potential private investment in public equity (“PIPE”) investment in ListCo upon or following the Closing, the terms of which are still subject to ongoing negotiation. The total number of shares to be issued by ListCo in such PIPE financing is expected to not exceed 15% of the ListCo’s total outstanding shares and shares subject to outstanding warrants immediately following the Closing (on a fully diluted and as converted basis and taking into account such PIPE financing). In addition, Mr. Gangjiang Li intends to subscribe, through entities directly or indirectly beneficially owned by him, for 20% of the shares to be issued in such PIPE financing. If the relevant parties reach an agreement regarding such PIPE financing, the Company will make any public disclosures in accordance with applicable law. See also "Risk Factors—Risks Related to the Business and Industry of BJY—BJY, or upon the consummation of the Merger, ListCo may require additional capital to support its business, and this capital might not be available on acceptable terms, if at all." for potential dilution relating to the PIPE financing.

Safe Harbor

This Form 6-K contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the equity values, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this Form 6-K, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this Form 6-K.

A further list and description of risks and uncertainties can be found in the Proxy Statement, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and BJY, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibits

99.1	Unaudited Consolidated Financial Statements of BJY

99.2	Unaudited Pro Forma Condensed Combined Financial Information of the Combined Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer

Dated: September 13, 2022